EXPERFY, INC.

FINANCIAL
STATEMENTS
As of May 31, 2024 and 2023
With
Co-CEO's Certification



Table of Content   **Page #**

Co-CEO's Certification

I, <u>Harpreet Singh</u> the <u>Co-CEO</u> of <u>Experfy, Inc</u> hereby certify that the financial statements of <u>Experfy, Inc</u> and notes thereto for the years ended <u>May 31, 2024</u> and <u>May 31, 2023</u> included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year ended May 31, 2024 (Tax return 2023) the amounts reported on our tax returns were total income of $670,693; taxable income of $(285,907) and total tax of $Nil.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>9/25/2025</u> (Date of Execution).

Harpreet Singh

Harpreet Singh (Signature)

Co-CEO

9/25/2025

EXPERFY INC
BALANCE SHEETS
AS ON MAY 31, 2024 & 2023

	2024	**2023**
	US Dollars	
ASSETS		
Current Assets		
Cash and Cash Equivalents	471,085	877,165
Accounts Receivable	508,783	14,473
Prepaid Expenses	-	2,466
Total Current Assets	979,868	894,104
Non-Current Assets Equipment and Fumiture (Net)	9,076	11,148
Other Assets Right to use Assets	17,426	46,537
Total Assets	**1,006,370**	**951,789**
LIABILITIES & SHAREHOLDERS' DEFICIT		
Current Liabilities		
Accounts Payable and other Accrued Liabilities	16,796	83,194
Operating Lease Liability - Current Portion	17,427	29,109
Current Portion of Deferred Revenue	-	192,667
Total Current Liabilities	34,223	304,970
Non-Current Liabilities Deferred Revenue	-	1,926,666
Operating Lease Liability- Net of Current Portion	-	17,427
Total Liabilities	**34,223**	**2,249,063**
Shareholders' Deficit		
Common Stock - 17,857,143 Authorized Shares (Par Value 0.001) Issued and Outstanding shares are 10,035,000 as on May 31, 2024 and 2023	10,035	10,035
Series Seed Preferred Stock- 2,142,857 Authorized Shares (Par Value 0.001) Issued and Outstanding shares are 602,822 as on May 31, 2024 and 2023.	603	603
Additional Paid in Capital	10,039,462	9,986,311
Retained Deficit	(9,077,954)	(11,294,223)
Total Equity	**972,147**	**(1,297,274)**
Total liabilities and shareholders' deficit	**1,006,370**	**951,789**

Accompanying footnotes are the integral part of these financial Statements

EXPERFY INC
STATEMENT OF OPERATIONS
FOR THE YEARS ENDED MAY 31, 2024 & 2023

	2024	2023
	US Dollars	
Revenue- net	9,328,907	9,436,286
Cost of services	6,153,544	8,416,856
Gross profit	**3,175,363**	**1,019,430**
Sales and marketing expenses	40,327	168,958
Administrative expenses	918,765	2,260,135
Net income (loss) before tax	**2,216,271**	**(1,409,663)**
Provision for Taxation	-	-
Net income (loss)	**2,216,271**	**(1,409,663)**
Weighted average number of shares	10,035,000	10,035,000
Earning (loss) per share	0.22	(0.14)

Accompanying footnotes are the integral part of these financial Statements

EXPERFY INC
STATEMENT OF CHANGES OF SHAREHOLDERS' DEFICIT
FOR THE YEARS ENDED MAY 31, 2024 & 2023

	Preferred Stock		Common stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Deficit
June 01, 2020	10,035,000	$ 10,035	602,822	$ 603	$ 9,841,316	$ (5,675,498)	$ 4,176,456
Additional paid-in capital	-	-	-	-	144,995	-	144,995
Net loss	-	-	-	-	-	(2,979,415)	(2,979,415)
May 31, 2021	**10,035,000**	**$ 10,035**	**602,822**	**$ 603**	**$ 9,986,311**	**$ (8,654,913)**	**$ 1,342,036**
Net loss	-	-	-	-	-	(1,229,647)	(1,229,647)
May 31, 2022	**10,035,000**	**$ 10,035**	**602,822**	**$ 603**	**$ 9,986,311**	**$ (9,884,560)**	**$ 112,389**
Net loss	-	-	-	-	-	(1,409,663)	(1,409,663)
May 31, 2023	**10,035,000**	**$ 10,035**	**602,822**	**$ 603**	**$ 9,986,311**	**$ (11,294,223)**	**$ (1,297,274)**
Additional paid-in capital					$ 53,150		53,150
Net income	-	-	-	-	-	2,216,271	2,216,271
May 31, 2024	**10,035,000**	**$ 10,035**	**602,822**	**$ 603**	**$ 10,039,461**	**$ (9,077,952)**	**$ 972,147**

Accompanying footnotes are the integral part of these financial Statements

EXPERFY INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MAY 31, 2024 & 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	2,216,271	(1,409,663)
Non-cash adjustments	55,225	28,930
Changes in operating assets and liabilities:		
Accounts receivable	(494,310)	107,292
Prepaid expenses	2,466	(2,466)
Accrued liabilties	(66,398)	31,653
Deferred revenue	(2,119,333)	(192,667)
Net cash used in operating activities	**(406,079)**	**(1,436,921)**
CASH FLOWS FROM INVESTING ACTIVITIES		
Right of use assets	(29,110)	28,168
Operating lease liabilities	29,110	(28,168)
Net cash generated from investing activities	**-**	**-**
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid in capital	-	182,168
Net cash generated from financing activities	**-**	**182,168**
Net cash used during the year	(406,080)	(1,254,753)
Cash at the begining of the year	877,165	2,131,918
Cash at the end of the year	**471,085**	**877,165**

Accompanying footnotes are the integral part of these financial Statements

EXPERFY, INC
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE ENTITY

Formed as a Delaware corporation in 2010, Experfy, Inc. ("Experfy") has been operating a software platform connecting specialists and service providers, including software engineers and developers, with clients and customers. At the time of its formation, Experfy issued 500,000 shares of common stock to Harpreet Singh and 500,000 shares of common stock to Sarabjot Kaur. From the time of its formation until its first financing round in February 2015, they were the only shareholders of Experfy.

Experfy operates as a marketplace and platform for service providers and technical specialists to connect with companies and others in need of their services. Experfy has developed a unique algorithm and network of expert talent focused on data science including crowdsourced solutions and development of courseware.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES – Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning, and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Deferred Revenue: The Company recognizes deferred revenue for amounts received in advance of the performance of contractual obligations. The process of recognizing deferred revenue involves significant management judgment and the use of estimates, particularly in the following areas:

Identification of Performance Obligations: Management evaluates customer contracts to identify distinct performance obligations. This evaluation requires judgment to determine whether goods or services are separately identifiable and represent distinct deliverables under the contract terms.

Timing of Revenue Recognition: Deferred revenue is recognized as revenue when the associated performance obligations are satisfied, which may involve estimates regarding the timing of delivery or service completion. In cases of multi-period obligations, management estimates the proportion of the obligation satisfied during the reporting period.

Variable Consideration: Contracts that include discounts, refunds, or other variable elements require estimates to account for the impact of such considerations on the total transaction price. These estimates are updated periodically based on historical experience and the latest available information.

Allocation of Transaction Price: In contracts with multiple performance obligations, management estimates the standalone selling price of each obligation to allocate the transaction price appropriately. This requires significant judgment, particularly when observable selling prices are not available.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, assuring their fairness and compliance with GAAP.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, clearing accounts, and savings accounts with banks. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. At times, the cash balance may be more than the amounts insured by the FDIC. As of May 31, 2024, and May 31, 2023, the Company has a balance exceeding the insured level.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on the useful lives of the assets. Depreciation expenses as of May 31, 2024, and 2023, are $2,269 and $4,922, respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized as equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of May 31, 2024, and May 31, 2023.

Leases

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues in a manner like the previous guidance. The Company adopted this guidance as of and for the year ended May 31, 2022.

Financing and Capital Structure

At the time of its formation, Experfy issued 500,000 shares of common stock to Harpreet Singh and 500,000 shares of common stock to Sarabjot Kaur. At the time of its formation until its first financing round in February 2015, Mr. Singh and Ms. Sarabjot Kaur were the only shareholders of Experfy.

A. Financing Round in February 2015

In February 2015, Experfy sold 2,071,609 shares of preferred stock ("**Seed Preferred**") to approximately 40 investors at $0.70 per share, for a total amount of $1,450,126.30. Mr. Singh and Ms. Kaur received an additional 4,500,000 shares of common stock each, bringing their total shareholding to 5,000,000 shares of common stock. By mid-2018, having raised no additional funds, Experfy was seeking additional financing and exploring strategic options.

B. Deloitte Agreements: General

In 2019, Experfy and Deloitte LLP ("**Deloitte**") negotiated terms for an investment and long-term service contract by Deloitte. Deloitte was already using the services of Experfy but was seeking to more closely integrate Experfy's business into Deloitte's consulting services. On June 3, 2019, Experfy and Deloitte executed an agreement, including both service and investment components (the "Deloitte Agreements"). Deloitte invested $20,000,000 in Experfy (the "Deloitte Payment").

Under the Collaboration Agreement between Experfy and Deloitte, Experfy effectively waives this commission for services provided for Deloitte. Experfy agreed to provide services to Deloitte and Deloitte's U.S. affiliates at a cost equal to the amount Experfy pays to the service provider.

Under a Referral Fee Agreement, Experfy agreed to pay a commission to Deloitte for all business referred to Experfy by Deloitte and its U.S. affiliates.

While Deloitte acquired no stock in Experfy, it acquired equity-like rights. Under the Collaboration Agreement, Deloitte has the right to a "Qualifying Event Payment." A Qualifying Event Payment is equal to 10% of the fair market value of Experfy at the time of a "Qualifying Event". A Qualifying Event is defined as a liquidity event including an asset sale, a merger, an IPO, or a similar change of control event. Under the Collaboration Agreement, Deloitte has a right of first offer ("**ROFO**") for any Qualifying Event. Under the ROFO, before it can enter into a Qualifying Event, Experfy must first provide Deloitte the right to enter into the same transaction on the same terms for 60 days.

The Deloitte Payment was allocated to a capital contribution and a prepayment for services based on the fair market value of each component of what it received in the Deloitte Agreements. Based on Experfy's valuation, Experfy has a total pre-investment value of $171 million. In exchange for its payment, Deloitte received an equity interest in Experfy essentially equivalent to a 10% stock interest. Experfy obtained a valuation report that shows a total equity value for Experfy of $171 million immediately before the Deloitte Agreements on May 31, 2019.

Based on this, the portion of the Deloitte Payment to be allocated to a contribution to capital should arguably be 10% of the value of Experfy, or approximately $17 million. The remaining portion was allocated to a prepayment for services, or $3 million.

During the current fiscal year, service utilization by Deloitte on Experfy's platform was lower than in previous periods. Considering these circumstances, Management reassessed the deferred revenue balance and concluded that the remaining deferred revenue of $2,119,333 no longer represents future performance obligations. Consequently, the entire balance was recognized as income during the year ended May 31, 2024, in accordance with applicable accounting standards.

D. Experfy Tender Offer

In July 2019, Experfy launched a tender offer for the Seed Preferred stock at $1.25 per share, compared to the initial price of $0.70 per share. This price implied a market capitalization for Experfy of approximately $15,090,000.2 At the time of the tender offer, Harpreet Singh owned 5,000,000 common shares and his wife Sarabjot Kaur owned them.
5,000,000 common shares. A variety of investors owned 2,071,609 Seed Preferred shares of Experfy. In addition, there were 368,475 options and RSUs outstanding under Experfy's equity incentive plan. Investors redeemed 1,468,787 shares in the tender offer for $1,835,984, leaving 602,822 Seed Preferred shares outstanding. Following the tender offer, Experfy could distribute up to an additional $8,164,016 to its shareholders.

Shares outstanding as of May 31, 2024

Common Stock (Par Value $0.001)

May 21, 2010	1,000,000
New Issuance	9,000,000
As of May 31, 2015	**10,000,000**
New Issuance	35,000
May 31, 2023	**10,035,000**
May 31, 2024	**10,035,000**

Preferred Stock (Par Value $0.001)

New Issuance	2,071,609
May 31, 2015	**2,071,609**
Redemption	(1,468,787)
May 31, 2019	**602,822**
May 31, 2024	**602,822**

Unearned Revenue

The Deloitte Payment was allocated between a capital contribution and a prepayment for services based on the fair market value of the components outlined in the Deloitte Agreements. Experfy's valuation report indicated a total pre-investment equity value of $171 million as of May 31, 2019. Based on this valuation, Deloitte received an equity interest in Experfy equivalent to 10%, resulting in the allocation of $17 million of the Deloitte Payment as a contribution to capital. The remaining $3 million was allocated as a prepayment for services to be rendered.

Of the $3 million prepayment, approximately $200,000 was included in income in Experfy's tax year ending May 31, 2020, with subsequent amounts recognized as revenue based on Deloitte's utilization of services.

During the current fiscal year, service utilization by Deloitte on Experfy's platform was lower than in previous periods. Considering these circumstances, Management reassessed the deferred revenue balance and concluded that the remaining deferred revenue of $2,119,333 no longer represents future performance obligations. Consequently, the entire balance was recognized as income during the year ended May 31, 2024, in accordance with applicable accounting standards.

This approach reflects Management's best estimate of the economic realities underlying the Deloitte Agreements and ensures compliance with revenue recognition principles.

Income Taxes

Up to February 2015, Experfy was classified as an S-Corporation. To maintain its classification, among other requirements, an S-Corporation may have only certain types of shareholders. C-Corporations, partnerships, and non-US individuals may not be shareholders of an S-Corporation. Because the preferred stock investors included disqualified shareholders, in February 2015, Experfy automatically converted from an S- Corporation to a C- Corporation.

The Company is required to account for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances more than the federally insured limits.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers**.**

Revenues are recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

- Identify the contract with a customer.
- Identify the performance obligations in the contract.
- Determine the transaction price.
- Allocate the transaction price to performance obligations in the contract.
- Recognize revenue as the performance obligation is satisfied.

Experfy operates as a marketplace and platform for service providers and technical specialists to connect with companies and others in need of their services. Experfy has developed a unique algorithm and network of expert talent focused on data science including crowdsourced solutions and development of courseware.

Among other solutions, Experfy helps connect software engineers and developers with organizations that find it challenging to stay current with technology and software solutions.

Under the Deloitte agreement, Experfy provides services to Deloitte on a cost Basis and Revenue is equal to cost. Experfy allocates a portion of Unearned revenue each year to amortize the revenue over the period of 15 years on a straight-line basis.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, assuring their fairness and compliance with GAAP.

This approach reflects Management's best estimate of the economic realities underlying the Deloitte Agreements and ensures compliance with revenue recognition principles**.**

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended May 31, 2024, and May 31, 2023, are $40,327 and $168,958, respectively which are included in sales and marketing expenses.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that require organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after May 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) do not apply to us, or (iv) are not expected to have a significant impact on our financial statements.

Lease

In February 2016, the FASB issued an Accounting Standards Update (ASU) 2016-02, Leases (Topic 842) requiring lessees to recognize most leases on their Balance Sheet as operating lease liabilities with corresponding operating lease right-of-use assets and financing lease liabilities with corresponding financing lease right-of-use assets and to disclose key information about lease arrangements. Recognition of expenses on the Statement of Income and Retained Earnings continues like previous guidance. The Company adopted this guidance as of and for the year ended May 31, 2022

In connection with the new lease guidance, the Company completed a comprehensive review of its lease arrangements to determine the impact of this ASU on its financial statements and related disclosures.

The Company adopted Topic 842 using the modified retrospective transition approach with an adjustment that recognized "Operating lease right-of-use assets," "Operating lease liabilities, current portion," "Operating lease liabilities, net of current portion," "Financing lease right-of-use assets," "Financing lease liabilities, current portion" and "Financing lease liabilities, net of current portion" on the Balance Sheet as of June 1, 2022. Adoption of the new lease standard resulted in the recognition of operating lease liabilities and associated operating lease right-of-use assets and financing lease liabilities and associated financing lease right-of-use assets respectively.

There was no material impact on the Statement of Operation and Retained Earnings or Statement of Cash Flows as a result of adoption. See Note 9 for further information on the impact of adopting the new lease standard.

Operating Lease

The determination of whether an arrangement is a lease is made at the lease's inception. Under Topic 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

Right-of-use assets represent a Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating and financing lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Since the Company's lease does not provide an implicit rate, the Company uses its risk-free rate, as permitted by ASU No. 2021-09, Leases (Topic 842): Discount Rates for Lessees That Are Not Public Business Entities. Operating and financing lease right-of-use assets also includes any lease payments made and excludes any lease incentives. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

The Company leases office space for 72 months under operating that will Expire on December 31, 2024. The following table summarizes the location of lease-related costs in the Statement of Income and Retained Earnings for the year ended May 31, 2023, and May 31, 2024.

Balance Sheet Classifications - As of May 31, 2023

Right to Use Assets	$ 46,537	
Operating Lease Liability - Current Portion		$ 29,109
Operating Lease Liability -Net of Current Portion		$ 17,427

Profit and Loss - As od May 31, 2024

Lease Expense & interest	$ 29,109	
Rent Expenses		$ 29,109

Balance Sheet Classifications - As of May 31, 2024

Right to Use Assets	$ 17,427	
Operating Lease Liability - Current Portion		$ 17,427

3.99% is used as a risk-free discounted rate to determine the present value of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Details of Certain Assets and Liabilities

Accounts payable consist primarily of trade payables.

Property and Equipment

The useful lives of property and equipment are as follows

Useful life of the Assets	Years
Furniture and Equipment	7
Computer Hardware	7
Office Equipment	5

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of May 31, 2024, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Subsequent Event

The Company has evaluated subsequent events for the period from May 31, through November 14, 2024, which is the date the financial statements were available to be issued.